Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

January 27, 2023

Re: Oculis Holding AG

       Amendment No. 2 to Registration Statement on Form F-4

       Filed January 6, 2023

       File No. 333-268201

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Li Xiao

Daniel Gordon

Daniel Crawford

Ada D. Sarmento

Ladies and Gentlemen:

On behalf of our client, Oculis Holding AG, (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated January 12, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 3 to the Registration Statement on Form F-4 (“Amendment No. 3”) together with this response letter. Amendment No. 3 also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-4 Filed January 6, 2023

Material Swiss Tax Considerations, page 175

1.

We note that the tax opinion filed as Exhibit 8.2 appears to be a short-form tax opinion. Please revise this section to clearly identify that the “Material Swiss Tax Considerations” disclosure is the opinion of counsel. Please also file a signed opinion.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 175 of Amendment No. 3. The Company has also revised Exhibit 8.2 of Amendment No. 3 as requested.

Executive Officer and Director Compensation, page 268

2.	Please revise your Executive Officer and Director Compensation section here and on page 292 to update compensation for the last full financial year.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 292 of Amendment No. 3.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal
Derek Dostal

cc	Eduardo Bravo Fernandez de Araoz, Principal Executive Officer
Riad Sherif, Principal Financial and Accounting Officer
Michael Davis, Davis Polk & Wardwell LLP
Michal Berkner, Cooley LLP
Divakar Gupta, Cooley LLP